Item 7
 BlackRock Investment Management, LLC
 BlackRock Capital Investment Advisors, LLC*
 BlackRock France SAS
 BlackRock Financial Management, Inc.
 BlackRock Advisors, LLC
 BlackRock Institutional Trust Company, National Association
 BlackRock Investment Management (UK) Limited
 BlackRock (Luxembourg) S.A.



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.